NOTICE TO THE HOLDERS OF NON-TRANSFERABLE
WARRANTS TO PURCHASE COMMON SHARES
OF QUATERRA RESOURCES INC.
DATED:  NOVEMBER 27, 2008, DECEMBER 19, 2008, AND JANUARY 15, 2009

NOTICE IS HEREBY GIVEN to the holders (“Holders”) of non-transferable common share purchase warrants of Quaterra Resources Inc. (the “Company”) dated November 27, 2008, December 19, 2008, and January 15, 2009 (the “Warrants”) of the acceleration of the Expiry Date of the Warrants to May 25, 2010.

The terms of the warrant provide that:

In the event that, at any time after 4 months from the date of issue of the Warrant, the Company’s Common Shares have achieved or exceeded a closing price of US$1.00 for a 10 trading day consecutive period on the NYSE Alternext US or its successor (the tenth such trading day being the “Determination”), the Company may accelerate the warrant’s expiry date. The Company agrees that it will forthwith on the Determination immediately notify the Holder (the “Notice of Expiry”) of the accelerated expiry date, being a date which is not less than the (30th) thirtieth calendar day following the date of the Notice of Expiry (the “Accelerated Expiry Date”). All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder(s).

The Holder may exercise the rights represented by this Warrant, in whole or in part (but not as to a fraction of a common share), by surrendering this Warrant (properly endorsed if required), together with a completed and signed Subscription Form in the form attached, at the Head Office of the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, together with payment in cash or by certified or cashier’s cheque, bank draft, or money order payable to or to the order of the Company for the purchase price of the number of common shares subscribed for.

The Company’s shares have traded at a closing price of greater than US$1.00 per share for a period of 10 consecutive trading days on the NYSE Amex (successor to NYSE Alternext US) for the period beginning April 8, 2010 and ending 10 consecutive trading days thereafter, namely April 21, 2010.  The first business day that is 32 days after the date on which this Notice is given is May 25, 2010.

Notice is hereby given, therefore, that the Company accelerates the date upon which the Warrants will expire from November 27, 2010, December 19, 2010, and January 15, 2011 to May 25, 2010, after which time the Warrants will be void and of no value.

Holders of Warrants are advised to attach this Notice to the Certificates representing their Warrants. If a Holder wishes to exercise a Warrant on or before 4:00 p.m. (Vancouver time) on May 25, 2010 such notice should refer to the Certificate representing such Holder’s Warrants and comply with the exercise procedure therein provided for.

Dated:  April 21, 2010

QUATERRA RESOURCES INC.

“Thomas C. Patton”

Thomas C. Patton
President